

August 2, 2010

Anthony S. Loumidis
Chief Financial Officer
American DG Energy, Inc.
45 First Avenue
Waltham, MA 02451

> **Re:** **American DG Energy, Inc.**
> **Registration Statement on Form S-3**
> **Filed June 8, 2010**
> **File No. 333-167392**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 31, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 30, 2010**
> **File No. 001-34493**
> **Response Letter**
> **Dated July 16, 2010**

Dear Mr. Loumidis:

We have reviewed your response to our letter dated July 1, 2010 and have the following comments. In some of our comments, we ask you to provide us with information so we may better understand your disclosure. Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

Please respond to the comments directed to your Exchange Act reports within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments

Registration Statement on Form S-3

1. We note your intention to file an amendment to your registration statement on Form S-3 in response to our prior comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

General

2. We note your intention to promptly file amendments after the conclusion of the comment process. Please confirm, to the extent you have not already done so, that you will incorporate, to the extent applicable, each response that you have provided to the comments directed at the above Exchange Act filings in your amended filings and indicate which filings you intend to amend.

Item 1. Business, page 2

General, page 2

3. We note your response to comment four from our letter dated July 1, 2010. Please provide us a copy of the reports. In addition, please explicitly state, if true, that you created the estimate and describe in greater detail how the estimate was created.

Competition, page 9

4. We note your response to comment nine from our letter dated July 1, 2010. Please revise your intended disclosure to clearly indicate, if true, that the entities you identify are larger than you in terms of revenues, assets and resources or tell us why it is not appropriate for you to do so.

Recent Sales of Unregistered Securities, page 15

5. We note your response to comment 10 from our letter dated July 1, 2010. Please provide us the disclosure that you intend to include in your amended Form 10-K.

6. We note your response to comment 13 from our letter dated July 1, 2010. When filing your response, please clearly indicate for each transaction whether it was exempt from registration under the Securities Act under section 4(2), Regulation D or both. Also, if applicable, please specify which rule under Regulation D provided the exemption from registration. Please refer to Item 703 of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition…page 17

Critical Accounting Policies, page 19

Property and Equipment and Depreciation and Amortization, page 20

7. We note your response to comment 15 from our letter dated July 1, 2010. Please tell us and disclose the amount of deferred income at each balance sheet date and the amount of income recognized related to utility rebates for the fiscal years ended December 31, 2009, and 2008. Further, it appears the up-front cash payments from the utility companies may represent

advances for future production. Please explain to us the factors considered in distinguishing whether the incentive payment is applied against the cost of construction or a function of production. We assume you enter into agreements with the utility companies related to the rebates received. Please include in your explanation a summary of the relevant terms of the agreements as they relate to the rebates. We may have further comment.

Liquidity and Capital Resources, page 23

8. We note your response to comment 20 from our letter dated July 1, 2010. Please clarify if the increase in your accounts payable was due to the fact that you had five sites under construction in 2009 versus two sites in 2008. Currently, your proposed disclosure does not indicate that your accounts payable increased because you have more sites under construction. Also, you state that your accounts payable amount of $455,167 relates to construction-in-process in 2009. Please clarify if $455,167 of your $740,474 in accounts payable was for construction in process or revise your disclosure to clarify the meaning of the statement.

Item 9A(T). Controls and Procedures, page 25

9. We note your response to comment 22 from our letter dated July 1, 2010. Please revise your disclosure to state, in clear and unqualified language, the conclusions reached by your chief executive officer and your chief financial officer on the effectiveness of your disclosure controls and procedures. For example, if true, you can state that your disclosure controls and procedures were effective including consideration of the identified matters, so long as you provide appropriate disclosure explaining how the disclosure controls and procedures were determined to be effective in light of the identified matters. Or, if true, you can state that given the identified matters, your disclosure controls and procedures were not effective. You should not, however, state the conclusion in your current disclosure, which appears to state that your disclosure controls and procedures were effective except for the material weakness you identified.

10. Also, please confirm that in future filings you will either include the entire definition of disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) or confirm that you will omit the definition of disclosure controls and procedures and merely provide your Chief Executive and Chief Financial Officer's determination regarding the effectiveness of your disclosure controls and procedures.

Definitive Proxy Statement on Schedule 14A

Board Leadership structure, page 9

11. We note your response to comment 37 from our letter dated July 1, 2010. Please provide further information on how the separation of your Chief Executive Officer and Chairman of the Board "enhances high-level attention" to your business.

Employment Contracts and Termination of Employment and Change…page 14

12. We note your response to comment 40 from our letter dated July 1, 2010. For each named executive officer, please quantify the stock and option awards that would vest if a change-in-control was to occur.

Executive Compensation and Other Information, page 12

Executive Officers, page 12

13. Please revise your disclosure regarding Mr. Loumidis' business experience to clarify that Tecogen is an affiliate. Please see Item 401(e) of Regulation S-K.

You may contact Robert Babula, Staff Accountant, at (202) 551-339 or in his absence Donna Di Silvio, Senior Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Robert W. Errett, Staff Attorney, at (202) 551-3225, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Edwin L. Miller, Jr.
        Sullivan & Worcester LLP
        Via facsimile